Exhibit 99.1

Canaan Inc. to Repurchase Shares Using Portion of Digital Asset Treasury

Repurchases will be executed under the Company's existing share repurchase authorization

SINGAPORE, August 4, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in compute and energy infrastructure, today announced that it has authorized its management to monetize a portion of its digital asset treasury to fund repurchases of its American depositary shares ("ADSs") under the share repurchase program authorized by its board of directors (the "Board") effective December 12, 2025.

The Company may fund further repurchases using its digital asset proceeds, depending on the trading price of its ADSs, prevailing market conditions, working capital requirements, and other considerations. Any such action remains subject to Board oversight and to the limits of the existing authorization. This approach reflects Canaan's disciplined capital allocation strategy, balancing active treasury management with its long-term commitment to maintaining a strategic digital asset treasury.

Based on its current market capitalization, the Company is trading below the combined value of its digital assets holdings and its cash and cash equivalents as reported on March 31, 2026, the end of its most recently reported quarter. According to its June 2026 monthly production and mining operation updates, the Company held digital assets with an approximate market value of US$130 million based on prevailing market prices as of August 3, 2026. These assets are held in accordance with the Company’s treasury and custody policy.

“This decision reflects our disciplined approach to capital allocation and our commitment to creating long-term shareholder value,’’ said Nangeng Zhang, chairman and chief executive officer of Canaan. “Our operations continue to generate bitcoin, providing us with a flexible source of capital that we can deploy selectively and with discipline. At current trading levels, we believe Canaan’s market value does not fully reflect the value of our digital asset holdings, cash position, and the strength of our underlying business. Using a portion of our digital asset treasury to repurchase shares therefore represents a compelling allocation of capital and demonstrates our confidence in the Company’s long-term prospects.’’

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
IR@canaan-creative.com

Christensen Advisory
Christian Arnell
canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting

Jesse Colzani

canaan@blocksbridge.com